Exhibit 99.1

Brookfield Asset Management Inc.

News Release

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2013 First Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Investors/Financial Reports section at www.brookfield.com.

The conference call can be accessed via webcast on May 9, 2013 at 1:00 p.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 12:50 p.m. Eastern Time. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 2811#).

BROOKFIELD ASSET MANAGEMENT REPORTS STRONG
FIRST QUARTER 2013 FINANCIAL RESULTS

•	34% INCREASE IN FFO TO $689 MILLION OR $1.03 PER COMMON SHARE
•	NET INCOME OF $697 MILLION OR $0.51 PER COMMON SHARE

TORONTO, May 9, 2013 – Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) today announced its financial results for the quarter ended March 31, 2013.

“Our operating performance was strong in the first quarter of 2013, with virtually all of the operations contributing growth. Performance was good across our operations, contributing to a significant increase in our cash flow,” commented Bruce Flatt, CEO of Brookfield. “Our three flagship public entities are now operating and clients are increasing their commitments to our portfolio of private funds.”

Performance Highlights

•	Net income during the first three months of 2013 was $697 million, resulting in $0.51 per share attributable to Brookfield shareholders.

•	Funds from operations (“FFO”) for the first quarter of 2013 increased 34% to $689 million.

•
Annualized base management fees, including incentive distributions, increased 20% to $500 million, following the launch of a number of funds, and accumulated performance fees increased to $724 million.

•	Fee bearing capital in our listed, private and public funds increased by $14 billion, increasing fee bearing capital under management to approximately $74 billion.

•	Brookfield Property Partners was launched as our flagship global commercial property business, in tandem with our listed infrastructure and renewable power entities.

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Financial Results

Three months ended March 31 US$ millions (except per share amounts)	2013	2012

Funds from operations1,2	$689	$515
Net income3	697	722

Per Brookfield share
Funds from operations1,2	$1.03	$0.77
Net income1	0.51	0.60

1.	Excludes amounts attributable to non-controlling interests
2.	Non-IFRS measure. See Basis of Presentation on page 4 for details
3.	Consolidated basis. Includes amounts attributable to non-controlling interests

Our financial results reflect increases in a number of our operations including significant contributions from housing related businesses and an increased contribution from asset management and other service activities. We also benefitted from improved pricing in our renewable power operations, contributions from recent capital expansion projects in our infrastructure operations and favorable rental growth in our property portfolios. Net income reflects a lower level of fair value gains in the quarter compared to the same period in 2012.

FFO for Brookfield shareholders increased by $174 million to $689 million, with the increase due primarily to the positive operating variances noted in the preceding paragraph.  Disposition gains included in FFO were relatively consistent, with $325 million recorded in the current quarter compared to $299 million in the 2012 quarter.

Operating Highlights

We expanded our asset management franchise with both listed and private entities.

Our fee-bearing capital under management increased to approximately $74 billion, up 24% from year end. We launched our third flagship listed entity, Brookfield Property Partners, with one of the world’s premier commercial property portfolios. This new partnership has the scale needed to undertake significant transactions, as do our infrastructure and renewable power businesses, and we believe that all three entities have excellent growth potential.

Our private funds group continues to move forward with capital campaigns for seven new funds that are targeting commitments of an additional $5 billion in third party capital. We have a total of $23 billion committed to our private funds at the end of the quarter.

We increased cash flow with operational improvements in all of our major businesses.

Our private equity business continues to achieve strong performance from a number of operations linked to the North American housing industry. We signed 1.3 million square feet of new leases in our office property business at rates 16% higher than the previous rents, and we see opportunities to attract new tenants on terms that are significantly better than expiring leases. Our renewable power operations experienced better pricing and also generated more electricity as a result of acquisitions and developments. In our infrastructure business, we achieved approximately a 10% year-over-year increase in traffic on our South American toll roads, due to rising consumer acceptance of the networks.

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We invested in growth opportunities in all our major operating businesses, increasing the capital deployed by both our listed entities and private funds.

We announced or completed acquisitions and capital expansions during the quarter, deploying

$1.8 billion of capital on behalf of clients and Brookfield shareholders. We expect these businesses will make a significant contribution to our future cash flows and value increases.

In our property business, we moved forward with construction of new office projects in New York and Toronto and announced the purchase of a Los Angeles office property portfolio for $550 million subsequent to quarter end. Our infrastructure group expects to begin moving electricity through an $830 million new-build transmission system in Texas this quarter.

Our renewable power business invested $600 million in three transactions: a portfolio of hydroelectric facilities in New England, a California wind farm and the remaining 50% of a hydroelectric project in British Columbia. We continue to advance new hydroelectric and wind projects in North and South America. In our private equity business, we continue to harvest capital from housing related businesses and invest in businesses with exposure to the U.S. natural gas market.

We generated additional liquidity over the course of the quarter through asset sales, equity issuance, fund formations and debt financings.

We sold $250 million of units in our renewable power business and a portion of our equity position in one of our panelboard operations generating approximately $100 million in proceeds.

We continue to refinance debt at attractive long term rates. We obtained $1.5 billion of debt within our retail property portfolios. Our infrastructure group refinanced over $2 billion of short term borrowings at our Australian railway and UK utility, generating $300 million of incremental proceeds. The renewable power platform refinanced $1 billion of debt, including a $450 million bond issue backed by one of our Canadian wind farms.

Dividend Declaration

The Board of Directors declared a quarterly dividend of US$0.15 per share (representing US$0.60 per annum), payable on August 31, 2013, to shareholders of record as at the close of business on August 1, 2013. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on our dividends can be found on our website under Investors/Stock and Dividend Information.

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Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted and make reference to funds from operations, which is a non-IFRS measure.

Funds from operations is defined as net income prior to fair value changes, depreciation and amortization, and deferred income taxes, and includes certain disposition gains that are not otherwise included in net income as determined under IFRS. Funds from operations also includes the company’s proportionate share of equity accounted investments fund from operations. Brookfield uses funds from operations to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them.

Funds from operations and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The company provides additional information on the determination of funds from operations and a reconciliation between funds from operations and net income attributable to Brookfield shareholders, in the Supplemental Information available at www.brookfield.com.

Additional Information
The Letter to Shareholders and the company’s Supplemental Information for the three months ended

March 31, 2013 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our interim financial statements for the three months ended March 31, 2013, which have been prepared using IFRS.  The amounts have not been audited and are not subject to review by Brookfield’s external auditor.

* * * * *

Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and BAM.A, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com

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Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

The tender offer for the issued and outstanding shares of the 7.625% Series A Cumulative Redeemable Preferred Stock (“Preferred Stock”) of MPG Office Trust, Inc. (“MPG”) by Brookfield DTLA Inc. (“Purchaser”), a direct wholly-owned subsidiary of Brookfield Office Properties Inc. (“BPO”), to be made in connection with the transaction described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of Preferred Stock. This communication is for informational purposes only. At the time the tender offer is commenced, Purchaser will file a tender offer statement with the Securities and Exchange Commission (“SEC”) on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials, and thereafter MPG will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. In addition, Brookfield DTLA Fund Office Trust Investor Inc. (“Sub REIT”), a company that has been established in connection with the transaction, may file a registration statement with the SEC relating to preferred stock of Sub REIT that may be issued to holders of Preferred Stock who do not tender into the tender offer. Holders of Preferred Stock should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. These materials will be sent free of charge to all holders of Preferred Stock. In addition, all of those materials (and all other materials filed or furnished by MPG, BPO, Purchaser or Sub REIT with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

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CONSOLIDATED BALANCE SHEETS

	(Unaudited) March 31	December 31
US$ millions	2013	2012
Assets
Cash and cash equivalents	$2,926	$2,850
Other financial assets	3,280	3,111
Accounts receivable and other	6,993	6,952
Inventory	6,839	6,581
Investments	11,642	11,618
Investment properties	33,478	33,161
Property, plant and equipment	32,075	31,148
Sustainable resources	3,464	3,516
Intangible assets	5,689	5,770
Goodwill	2,478	2,490
Deferred income tax asset	1,686	1,665
Total Assets	$110,550	$108,862

Liabilities and Equity
Accounts payable and other	$10,692	$11,652
Corporate borrowings	3,691	3,526
Non-recourse borrowings
Property-specific mortgages	35,049	33,720
Subsidiary borrowings	8,146	7,585

Deferred income tax liabilities	6,570	6,425

Capital securities	967	1,191
Interests of others in consolidated funds	453	425
Equity
Preferred equity	2,901	2,901
Non-controlling interests in net assets	24,764	23,287
Common equity	17,317	18,150
Total Equity	44,982	44,338
Total Liabilities and Equity	$110,550	$108,862

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CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited) For the three months ended March 31 US$ millions (except per share amounts)	2013	2012
Revenues	$4,951	$4,039
Direct costs	(3,420)	(2,864)
	1,531	1,175
Equity accounted income	266	388
	1,797	1,563
Expenses
Interest	(655)	(655)
Corporate costs	(44)	(42)
Net income prior to valuation items and income tax	1,098	866
Valuation items
Fair value changes	61	343
Depreciation and amortization	(365)	(297)

Income tax	(97)	(190)
Net income	$697	$722

Net income attributable to:
Brookfield shareholders	$360	$416
Non-controlling interests	337	306
	$697	$722

Net income per share
Diluted	$0.51	$0.60
Basic	$0.52	$0.63

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS1
(Unaudited) For the three months ended March 31 US$ millions	2013	2012
Net income prior to valuation items and income tax (see above)	$1,098	$866
Adjust for:
Fair value changes within equity accounted income	(68)	(251)
Current income taxes	(34)	(27)
Disposition gains not included in net income	350	291
	1,346	879
Non-controlling interest	(657)	(364)
Funds from operations1	$689	$515

Notes:

1.	Non-IFRS measure, see Basis of Presentation on page 4

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